Mail Stop 6010

February 22, 2006

Sir Christopher O`Donnell
Chief Executive
Smith & Nephew plc
15 Adam Street
London WC2N 6LA

     Re: Smith & Nephew plc
Form 20-F for the Year Ended December 31, 2004
Form 20-F/A for the Year Ended December 31, 2004
  File No. 001-14978

Dear Sir O`Donnell:

     We have completed our review of your Form 20-F and related
filings and do not, at this time, have any further comments.

     Sincerely,

     Martin F. James
     Senior Assistant Chief
Accountant
??

??

??

??